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VIA EDGAR
August 8, 2006
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	iPass Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Form 10-Q for the Quarterly Period Ended March 31, 2006
Filed May 10, 2006
Form 8-K Filed May 9, 2006
File No. 000-50327
Ladies and Gentlemen:
     On behalf of iPass Inc. (“iPass” or the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 31, 2006, with respect to the reports referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.
Form 10-Q for the Quarterly Period Ended March 31, 2006
Note 6. Business Combinations
1. We note from your response to prior comment no. 2 that you have allocated goodwill from the GoRemote acquisition to a single reporting unit/operating segment as defined by SFAS 131. Considering a reporting unit is an operating segment or one level below an operating segment (a component) pursuant to paragraph 30, of SFAS 142, explain why GoRemote, which is a business, is not considered a reporting unit for the purposes of allocating goodwill.
In response to the Staff’s comment:
Please note that while GoRemote was a business that was acquired by iPass, it was immediately integrated to be part of the iPass platform with a similar operating structure and product lines focused on providing remote connectivity services for remote and

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Kathleen Collins
Securities and Exchange Commission
August 8, 2006

mobile workers. Departments such as sales, research and development, general and administrative and operations were integrated with those of iPass immediately upon consummation of the merger. For example, the network operations organization of GoRemote was integrated into iPass’ and began transitioning customers and network access providers over to the iPass platform. In addition, GoRemote’s research and development team in India has begun development of internal and external products that were previously being developed by the iPass development group.
As a result of this integration, there is no longer a management team responsible for the operation of GoRemote, and iPass management does not prepare and review discrete financial information or operating results as it pertains to the legacy GoRemote entity. While iPass anticipates consolidating accounting systems in Q3 2006, some of GoRemote’s activities are still processed through its legacy accounting system and consolidated with those of iPass. However, there are many aspects of GoRemote’s operations that are processed directly through iPass’s accounting system (consulting, expense reports, some salaries, etc.). Thus the information generated with respect to GoRemote is viewed as incomplete and is not reviewed by iPass management for decision making purposes.
As such, iPass believes that GoRemote does not meet the requirements of an operating segment as it does not satisfy parts (b) and (c) of paragraph 10 of SFAS 131, and is not considered a reporting unit as noted in paragraph 30 of SFAS 142 as discrete financial information or operating results for GoRemote are not prepared and reviewed by segment management (is there is none) or iPass management.
Form 8-K dated May 9, 2006
2. We note your response to comment no. 5 regarding your non-GAAP disclosures. Please explain the following:
•	Considering in your response you indicate that you exclude non-cash charges and that the SFAS 123R charge is not relevant to measuring cash flow generating capability, tell us why the non-GAAP measures are not measures of liquidity that should be reconciled to operating cash flows.

•	Explain why stock based compensation and amortization of intangibles are not applicable to core operating performance considering, that, presumably, the Company must compensate their employees to retain their services and must acquire or develop intangible assets to operate their business.
Also, we note you will “endeavor” to enhance disclosures in future filings. Supplementally provide your revised non-GAAP disclosures with your response.

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Kathleen Collins
Securities and Exchange Commission
August 8, 2006

With respect to point 1 in the Staff’s comment above, iPass views non-GAAP net income as a measure of operating performance, not of cash flow, and uses non-GAAP net income as an operating measure for budgeting and other internal purposes. As the Staff points out, the non-cash charge is not relevant to measuring cash flow, and so the exclusion of the SFAS 123R charge would not be necessary if reconciling to cash flow. In addition, management does not view it as a measure of liquidity as it is period-based, rather than point-in-time-based. Further, iPass notes that a large number of companies have been providing non-GAAP net income as an operating measure, and they exclude from this measure charges resulting from the application of SFAS 123R and amortization of intangibles, and iPass’ disclosures are consistent with this practice.
With respect to point 2 in the Staff’s comment above, iPass believes that, in general, these items possess one or more of the following characteristics: their magnitude and timing is largely outside of iPass’ control; they are unrelated to the ongoing operation of the business in the ordinary course; they are unusual and iPass does not expect them to occur in the ordinary course of business; or they are non-operational, or non-cash expenses involving stock option grants. Specifically, with respect to stock-based compensation, while stock-based compensation calculated in accordance with SFAS 123R constitutes an ongoing and recurring expense of iPass, it is not an expense that typically requires or will require cash settlement. iPass therefore excludes these charges for purposes of evaluating its core performance as well as with respect to evaluating any potential acquisition. Amortization of intangibles is excluded because it is inconsistent in amount and frequency and is significantly impacted by the timing and magnitude of iPass’ acquisition transactions. Generally, the impact of these charges to the Company’s net income (loss) tends to diminish over time following an acquisition. Further, comparability is affected by these charges because intangible assets developed by the Company are not amortized. As a result, iPass analyzes and measures its operating results without these charges when evaluating its core performance.
Prior to announcement of iPass’s second quarter 2006 financial results, iPass did not consider the tax effect of the exclusion of the various items when calculating non-GAAP financial measures because the tax effect was minor. In calculating its non-GAAP financial measures for the second quarter 2006, the tax effects have become material, and as a result iPass is reporting these non-GAAP financial measures on a tax-effected basis. Because it previously disclosed its expected non-GAAP financial performance for the second quarter of 2006 on a non-tax-effected basis, it is reporting non-GAAP financial performance on both a tax-effected and non-tax-effected basis for the second quarter of 2006, but will only be reporting tax-effected non-GAAP financial measures going forward.

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Kathleen Collins
Securities and Exchange Commission
August 8, 2006

Per the Staff’s request, the following is iPass’ revised non-GAAP disclosures, as provided in its press release of August 8, 2006 announcing second quarter 2006 financial results:
Information Regarding Non-GAAP Financial Measures
This press release contains financial measures that are not calculated in accordance with U.S. generally accepted accounting principles (GAAP). iPass management evaluates and makes operating decisions using various performance measures. In addition to iPass’ GAAP results, the company also considers non-GAAP net income (loss). iPass further consider various components of non-GAAP net income (loss) such as non-GAAP earnings (loss) per share and non-GAAP operating income (loss). Non-GAAP net income (loss) is generally based on the revenues, network access expenses, network operations, research and development, sales and marketing and general and administrative expenses management considers in evaluating the company’s ongoing core operating performance. Non-GAAP net income (loss) consists of net income (loss) excluding equity plan-related compensation expenses, restructuring charges, amortization of intangible assets, and cumulative effect of change in accounting principle, which are charges and gains which management does not consider reflective of the company’s core operating business. Equity plan-related compensation expenses represent the fair value of all share-based payments to employees, including grants of employee stock options, as required under SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R). Restructuring charges consist of severance and benefits, excess facilities and asset-related charges, and also include strategic reallocations or reductions of personnel resources. Intangible assets consist primarily of purchased technology, trade names, customer relationships, employment agreements and other intangible assets issued in connection with acquisitions. Cumulative effect of change in accounting principle consists of a one-time benefit relating to the adoption of SFAS 123R. Management does not consider these expenses to be part of core operating performance.
For purposes of comparability across other periods and against other companies in the company’s industry, the company reports non-GAAP net income (loss) is adjusted by the amount of additional taxes or tax benefit that the company would accrue using a normalized effective tax rate applied to the non-GAAP results. Prior to the second quarter of 2006, the company did not report on a tax-effected basis as the tax effects were relatively small.
Non-GAAP net income (loss) and non-GAAP operating income (loss) are supplemental measures of the company’s performance that are not required by, nor presented in accordance with, GAAP. Moreover, they should not be considered as an alternative to net income, operating income, or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities or as a measure of the

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Kathleen Collins
Securities and Exchange Commission
August 8, 2006

company’s liquidity. The company presents non-GAAP net income (loss) and non-GAAP operating income (loss) because the company considers them to be important supplemental measures of the company’s performance.
Management excludes from its non-GAAP net income (loss) and non-GAAP operating income (loss) certain recurring items to facilitate its review of the comparability of the company’s core operating performance on a period to period basis because such items are not related to the company’s ongoing core operating performance as viewed by management. Management uses non-GAAP earnings per share as one of the components for measurement of incentive compensation. Management uses this view of the company’s operating performance for purposes of comparison with its business plan and individual operating budgets and allocations of resources. Additionally, when evaluating potential acquisitions, management excludes the items described above from its consideration of target performance and valuation. More specifically, management adjusts for the following excluded items:
a) stock-based compensation expense;
b) restructuring charges;
c) amortization charges for purchased technology and other intangible assets resulting from the company’s acquisition transactions and
d) cumulative effect on change in accounting principle
Management adjusts for the excluded items because management believes that, in general, these items possess one or more of the following characteristics: their magnitude and timing is largely outside of the company’s control; they are unrelated to the ongoing operation of the business in the ordinary course; they are unusual and the company does not expect them to occur in the ordinary course of business; or they are non-operational, or non-cash expenses involving stock option grants.
“iPass believes that the presentation of these non-GAAP financial measures is warranted for several reasons:
1) Such non-GAAP financial measures provide an additional analytical tool for understanding the company’s financial performance by excluding the impact of items which may obscure trends in the core operating performance of the business;
2) Since the company has historically reported non-GAAP results to the investment community, the company believes the inclusion of non-GAAP numbers provides

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Kathleen Collins
Securities and Exchange Commission
August 8, 2006

consistency and enhances investors’ ability to compare the company’s performance across financial reporting periods;
3) These non-GAAP financial measures are employed by the company’s management in its own evaluation of performance and are utilized in financial and operational decision making processes, such as budget planning and forecasting;
4) These non-GAAP financial measures facilitate comparisons to the operating results of other companies in the company’s industry, which use similar financial measures to supplement their GAAP results, thus enhancing the perspective of investors who wish to utilize such comparisons in their analysis of the company’s performance.
Set forth below are additional reasons why specific items are excluded from the company’s non-GAAP financial measures:
a) While stock-based compensation calculated in accordance with SFAS 123R constitutes an ongoing and recurring expense of the company, it is not an expense that typically requires or will require cash settlement by the company. The company therefore excludes these charges for purposes of evaluating core performance as well as with respect to evaluating any potential acquisition.
b) Restructuring charges are primarily related to severance costs and/or the disposition of excess facilities driven by modifications of business strategy. These costs are excluded because they are inherently variable in size, and are not specifically included in the company’s annual operating plan and related budget due to the rapidly changing facts and circumstances typically associated with such modifications of business strategy;
c) Amortization charges for purchased technology and other intangible assets are excluded because they are inconsistent in amount and frequency and are significantly impacted by the timing and magnitude of the company’s acquisition transactions. The company analyzes and measures the company’s operating results without these charges when evaluating the company’s core performance. Generally, the impact of these charges to the company’s net income (loss) tends to diminish over time following an acquisition;
d) Cumulative effect on change in accounting principle is excluded because it is inconsistent in amount and frequency. iPass analyzes and measures operating results without this charge when evaluating core performance.
e) Income tax expense (benefit) is adjusted in the non-GAAP tax-effected numbers by the amount of additional expense or benefit that the company would accrue if non-GAAP results were used instead of GAAP results in the calculation of tax liability, taking into consideration the company’s long-term tax structure.

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Kathleen Collins
Securities and Exchange Commission
August 8, 2006

In the future, the company expects to continue reporting non-GAAP financial measures on a tax-effected basis excluding items described above and the company expects to continue to incur expenses similar to the non-GAAP adjustments described above. Accordingly, exclusion of these and other similar items in the company’s non-GAAP presentation should not be construed as an inference that these costs are unusual, infrequent or non-recurring.
As stated above, the company presents non-GAAP financial measures because it considers them to be important supplemental measures of performance. However, non-GAAP financial measures have limitations as an analytical tool and should not be considered in isolation or as a substitute for the company’s GAAP results. In the future, the company expects to incur expenses similar to the non-GAAP adjustments described above and expects to continue reporting non-GAAP financial measures excluding such items. Some of the limitations in relying on non-GAAP financial measures are:
      — The company’s stock option and stock purchase plans are important components of incentive compensation arrangements and will be reflected as expenses in the company’s GAAP results for the foreseeable future under SFAS 123R.
      — Amortization of intangibles, though not directly affecting iPass’ current cash position, represents the loss in value as the technology in the company’s industry evolves, is advanced or is replaced over time. The expense associated with this loss in value is not included in the non-GAAP net income (loss) presentation and therefore does not reflect the full economic effect of the ongoing cost of maintaining the company’s current technological position in the company’s competitive industry which is addressed through the company’s research and development program.
      — Other companies, including other companies in iPass’ industry, may calculate non-GAAP financial measures differently than the company, limiting their usefulness as a comparative measure.
Pursuant to the requirements of SEC Regulation G, a detailed reconciliation between the company’s GAAP and non-GAAP financial results is provided in this press release. Investors are advised to carefully review and consider this information strictly as a supplement to the GAAP results that are contained in this press release and in the company’s SEC filings.

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Kathleen Collins
Securities and Exchange Commission
August 8, 2006

* * * *
In addition, iPass acknowledges:
•	iPass is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	iPass may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please do not hesitate to call me at (650) 843-5191 if you have any questions or would like any additional information regarding this matter.
Sincerely,
Cooley Godward LLP
/s/ Brett White
By: Brett D. White

cc:	Kenneth D. Denman, Chief Executive Officer and President, iPass Inc.
Frank E. Verdecanna — Vice President and Chief Financial Officer, iPass Inc.
Bruce Posey — Vice President and General Counsel, iPass Inc.
Timothy J. Moore — Cooley Godward llp